SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           First Virtual Holdings Inc.
                                (Name of Issuer)

                     Common Stock par value $.001 per share
                         (Title of Class of Securities)

                                   337486 10 4
                                 (CUSIP Number)

                                  June 25, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)       [x]  Rule 13d-1(c)        [ ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Name and I.R.S. Identification No. of Reporting Person (entities only)

   Next Century Communications Corp. 13-3469851


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2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)                                                        (b) (X)


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3)  SEC USE ONLY
                  --------------------------------------------------------------

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4)  Citizenship or Place of Organization    Delaware

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 NUMBER OF SHARES
 BENEFICIALLY OWNED
 BY EACH REPORTING                (5)  Sole Voting Power           844,000*
 PERSON WITH
                                  ----------------------------------------------

                                  (6)  Shared Voting Power          None

                                  ----------------------------------------------
                                  (7)  Sole Dispositive Power      844,000*

                                  ----------------------------------------------
                                  (8)  Shared Dispositive Power    None
 -------------------------------------------------------------------------------

9) Aggregate Amount Beneficially Owned By Each Reporting Person  844,000 shares*

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10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares   |_|

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11)   Percent of Class Represented by Amount in Row (9)         2.7%*
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12)   Type of Reporting Person         CO
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* In addition the Reporting Person holds options to purchase 135,000  additional shares representing .4% of the Issuer's shares which would be outstanding if such options were exercised.


                              (Page 1 of 3 Pages)

                         AMENDMENT NO. 2 TO SCHEDULE 13G


Item 1(a) and (b). Name and Principal Executive Offices of Issuer. This statement relates to First Virtual Holdings Inc. (the "Issuer"), with its principal executive offices located at 11975 El Camino Real, San Diego, California 92130-2543.

Item 2(a), (b) , (c), (d) and (e). Name, Address of Principal Business Office and Citizenship of Filer; Title and Class of Securities and CUSIP Number. This amended statement is being filed by Next Century Communications Corp. ("Next Century"), a Delaware corporation, with its business office located at 1400 Key Boulevard, Arlington, Virginia 22209, to report that its ownership of the common stock of the Issuer, par value $.001 per share, bearing Cusip No. 337486 10 4 (the "Shares") is less than 5% of the outstanding common stock of the Issuer.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c). The undersigned is not an entity described in this item. This amended statement is being filed pursuant to Rule 13d-1(c) [X]

Item 4. Ownership.

As of June 25, 1998, Next Century owned of record and beneficially 844,000 Shares and held stock options to purchase 135,000 additional Shares. The Shares owned by Next Century represent 2.7% of the Shares of the Issuer reported by it to have been outstanding as of June 25, 1998 as the result of certain transactions completed by the Issuer on that date, as reported in the Issuer's Current Report on Form 8-K dated June 26, 1998. (The Shares purchasable by Next Century pursuant to the stock options held by it represent .4% of the Shares which would be outstanding if such options were exercised. Next Century has the sole power to vote and to dispose of all of the Shares owned by it.

Item 5. Ownership of Five Percent or Less of a Class.

This amended statement is being filed to report the fact that, as of the date hereof (June 25, 1998), the reporting person has ceased to be the beneficial owner of more than five percent of the common stock of the Issuer [X].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

                              (Page 2 of 3 Pages)

Item 8. Identification and Classification of Members of the Group.

Although Next Century has disclaimed that it is filing this statement as a member of a group, it notes that, as of the date hereof (June 25, 1998), Next Century's principal executive officer, Jon M. Rubin, beneficially owned less than 1% of the common stock of the Issuer in addition to the Shares owned by Next Century. Next Century disclaims beneficial ownership of Mr. Rubin's Shares. Mr. Rubin resigned as a director of the Issuer in November 1997.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


     After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 NEXT CENTURY COMMUNICATIONS CORP.



June 25, 1998                    BY:  /S/  Jon Rubin
                                      ------------------------------------------
                                      Jon M. Rubin       President
                                      NAME AND TITLE